                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0104
                                                   Expires:  September 30, 1998
                                                   Estimated average burden
                                                   hours per response ...... 0.5
                                                   -----------------------------


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person

   Rudey                             John                              M.
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   (Last)                             (First)                         (Middle)

   625 Madison Avenue, Suite 10-B
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                                    (Street)

   New York                            NY                              10022
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  (City)                             (State)                          (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   11/12/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   U.S. Timberlands Company, L.P. (Nasdaq: TIMBZ)
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5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


             x    Director                         10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)

                        Chairman of the Board
                   ----------------------------------

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6. If Amendment, Date of Original   (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

              x    Form filed by One Reporting Person
           ------
                   Form filed by More than One Reporting Person
           ------
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
                                      Table 1 -- Non-Derivative Securities Beneficially Owned

1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

   Common Units                  0                               N/A
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially
          owned directly or indirectly.                                                                                       (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                    SEC 1473 (7/96)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities 4. Conversion  5. Ownership    6. Nature of
                                     cisable and     Underlying Derivative Security    or Exercise    Form of         Indirect
                                     Expiration     (Instr. 4)                         Price of       Derivative      Beneficial
                                     Date                                              Derivative     Security:       Ownership
                                    (Month Day                                         Security       Direct (D)      (Instr. 5)
                                     Year)                                                            or
                                  ------- ------- -------------------------------                     Indirect (I)
                                  Date    Expira-                       Amount                        (Instr. 5)
                                  Exer-   tion                          or
                                  cisable Date             Title        Number
                                                                        of
                                                                        Shares
-------------------------------  ------- -------  -------------------- ---------  -------------- --------------- -----------------
Unit Options (right to convert)   +       ++       Common Units        93,233      +++                  D
-------------------------------  ------- -------  -------------------- ---------  -------------- --------------- -----------------
Subordinated Units                ++      ++++     Common Units        1,283,293   none                 I        By Old Services/1/
-------------------------------  ------- -------  -------------------- ---------  -------------- --------------- -----------------
Subordinated Units                ++      ++++     Common Units        2,978,833   none                 I        By Holdings /2/
-------------------------------  ------- -------  -------------------- ---------  -------------- --------------- -----------------

-------------------------------   ------- -------  -------------------- ---------  -------------- --------------- ----------------

-------------------------------   ------- -------  -------------------- ---------  -------------- --------------- ----------------

-------------------------------   ------- -------  -------------------- ---------  -------------- --------------- ----------------

-------------------------------   ------- -------  -------------------- ---------  -------------- --------------- ----------------

-------------------------------   ------- -------  -------------------- ---------  -------------- --------------- ----------------

-------------------------------   ------- -------  -------------------- ---------  -------------- --------------- ----------------

-------------------------------   ------- -------  -------------------- ---------  -------------- --------------- ----------------

-------------------------------   ------- -------  -------------------- ---------  -------------- --------------- ---------------
Explanation of Responses:

+    The  Unit  Options  will  become  exercisable  upon  the  conversion  of  the
     Subordinated  Units to Common Units on a pro rata basis,  which date shall be no earlier  than  December  31,  2000.
++   The Unit  Options  expire  on the  tenth
     anniversary  of the date such Unit  Option is  granted  or  earlier  in  certain instances upon termination of employment.
+++  The Unit  Options  will have an exercise  price equal to the initial  public offering price for the Common Units.
++   The earliest date the Subordinated Units
     will become convertible is December 31, 2000.
++++ The Subordinated Units will automatically convert into Common Units at the termination of the Subordination Period pursuant to Section 11.4 of the Agreement of Limited Partnership.
1    Mr. Rudey is attributed 100% beneficial ownership of all Subordinated Units owned by U.S. Timberlands Management Company,
     L.L.C. ("Old Services").
2    Mr. Rudey is attributed 100% beneficial ownership of all Subordinated Units owned by U.S. Timberlands Holdings, L.L.C.
     ("Holdings") through his interest in Rudey Timber Company, L.L.C.

**Intentional misstatements or omissions of fcats constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                /s/ John M. Rudey                  11/10/97
                                _______________________________    ______________
                                **Signature of Reporting Person         Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to
respond unless the form displays a currently valid OMB Number.                                                                Page 2
                                                                                                                     SEC 1473 (7-96)
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